15046279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 68115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northcoast Research Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street Suite 2400
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Raffa 216-468-6955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

32125 Solon Road	Cleveland	Ohio	44139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northcoast Research Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S Raffa
Signature

Chief Financial Officer
Title

Amy Cohen
Notary Public
My commission has no expiration

This report ** contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road
Cleveland, OH 44139

Report of Independent Registered Public Accounting Firm

Member
Northcoast Research Partners, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC as of December 31, 2014. This financial statement is the responsibility of Northcoast Research Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Northcoast Research Partners, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Northcoast Research Partners, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Northcoast Research Partners, LLC at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 24, 2015

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2014
ASSETS		
Cash	$	1,748,209
Receivable from related parties		42,126
Receivables from customers		138,787
Prepaid expenses		59,241
Equipment and leasehold improvements, net		300,882
	$	2,289,245
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable/accrued expenses	$	73,859
Accrued payroll		499,146
Deferred rent		314,239
Deferred revenue		9,493
TOTAL LIABILITIES		896,737
MEMBER'S EQUITY		1,392,508
	$	2,289,245

See accompanying notes to statement of financial condition.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk
The Company's cash balance is primarily in one financial institution located in Cleveland, Ohio. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from four customers at December 31, 2014 that comprised 60% of the accounts receivable balance.

As of December 31, 2014, the Company had no other significant concentrations of risk.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2014, management determined that no allowance was necessary.

NOTE B – Summary of significant accounting policies, continued

Equipment and leasehold improvements

Equipment and leasehold improvements consisted of the following at December 31, 2014:

Furniture and fixtures	$ 167,218
Office equipment	269,997
Leasehold improvements	43,907
	481,122
Less accumulated depreciation	(180,240)
	$ 300,882

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures, 3 years for computer equipment, and 10 years for leasehold improvements.

Income taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will not be sustained upon examination by the tax authorities.

As of December 31, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2011.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 24, 2015, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Related party transactions

The Company has entered into a support and services agreement with America Northcoast Securities, Inc. (formerly known as Ancora Partners, LLC), a member of Holdings, whereby America Northcoast Securities, Inc. (Northcoast Securities) provides various administrative and operational support services to the Company.

NOTE D – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year.

NOTE E – Lease commitments

In 2013, Holdings decided to relocate its office space and entered into a non-cancelable ten year operating lease commencing on February 1, 2014. The lease is guaranteed by certain members of Holdings for up to $650,000. This guarantee is reduced by $130,000 after the conclusion of each lease year, and will be reduced to zero upon the conclusion of 5 years.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $132,572 at December 31, 2014, which is recorded as deferred rent on the statement of financial condition.

During 2014, the Company received a tenant improvement allowance of $200,000 from the landlord for leasehold improvements which are deferred and accreted on a straight-line basis over the lease term as a reduction of rent expense. As of December 31, 2014 the leasehold allowance, net of accretion, was $181,667 and is included in deferred rent on the statement of financial condition.

Future minimum lease payments under lease agreements as of December 31, 2014 are as follows:

2015	$ 277,860
2016	301,162
2017	303,280
2018	272,548
2019	329,700
Thereafter	1,567,815
	$ 3,052,365

NOTE F – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2014 was $59,782. At December 31, 2014, the Company's net capital was $851,472 and exceeded the minimum net capital requirement by $791,690. The Company's ratio of aggregate indebtedness at December 31, 2014 was 1.05 to 1.

Supplementary Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total member's equity from statement of financial condition	$ 1,392,508
Nonallowable assets:	
Receivables	180,913
Equipment and leasehold improvements, net	300,882
Prepaid expenses	59,241
Total nonallowable assets	541,036
Net capital	$ 851,472
Net capital requirement (6-2/3% of aggregate indebtedness)	$ 59,782
Excess net capital	$ 791,690
Total aggregate indebtedness	$ 896,737
Percentage of aggregate indebtedness to net capital	105%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2014.

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Reports

BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road
Cleveland, OH 44139

Report of Independent Registered Public Accounting Firm

Member
Northcoast Research Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Northcoast Research Partners, LLC SEC Rule 15c3-3 Exemptive Report, in which (1) Northcoast Research Partners, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Northcoast Research Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provisions") and (2) Northcoast Research Partners, LLC stated that Northcoast Research Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Northcoast Research Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northcoast Research Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

February 24, 2015

NORTHCOAST RESEARCH PARTNERS, LLC
SEC RULE 15c3-3 EXEMPTIVE REPORT

Northcoast Research Partners, LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

Northcoast Research Partners, LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2014 without exception.

S. Raffa

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 24, 2015